

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

<u>Via E-mail</u>
Zhi Jian Zeng
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor
Tower II, Kodak House
Quarry Bay
Hong Kong

> **Re:** **Asian Trends Media Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed August 22, 2011**
> **Form 10-Q for the quarter ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-52020**

Dear Mr. Zeng:

We issued comments to you on the above captioned filings on **December 21, 2011**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **March 9, 2012** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **March 9, 2012**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Sr. Assistant Chief Accountant

cc: Callie Jones, Vincent & Rees